WELLS
                                  MUTUAL FUNDS



December 18, 2006                                         FILED VIA EDGAR
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U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Wells Family of Real Estate Funds (the "Fund")
          File Nos. 811-08355; 333-35677
          Response to Commission's Comments on Post-Effective Amendment
            Nos. 13 and 14 on Form N-1A


Ladies and Gentlemen:

     Ms. Linda Stirling of the Commission's staff recently contacted us to provide comments on Post-Effective Amendment Nos. 13 and 14 to the Fund's registration statement on Form N-1A. The following are the comments provided and the Fund's responses:

                                   PROSPECTUS

     1. Include the disclosure required by Rule 481(b)(1) under the Securities Act of 1933 on the front cover page of the prospectus, as required by Item 1(a)(3) of the Instructions to Form N-1A.

RESPONSE: The disclosure is included on what appears as the last page of the prospectus in the EDGAR filing; however, the prospectus will be printed in a fold-over style and the disclosure will appear on the panel that wraps around to serve as the front cover.

     2. Explain more fully what is meant by "sampling" on page 2 of the prospectus.

RESPONSE: The disclosure has been revised to explain that, pursuant to the Fund's sampling methodology, the Fund will purchase a representative sample of the stocks in the Index, in proportion to their weightings in the Index, which is expected to replicate generally the performance of the Index as a whole.




P.O. Box 46707    Cincinnati, Ohio 45247-0707    Phone: 1-800-282-1581    Fax: 513-587-3450    www.wellsref.com
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     3. In the section "Performance of the Dow Jones Wilshire Global Real Estate Securities Index", disclose how the Index was calculated. In the response letter, discuss the standards used to select securities for the Index for computing the backtested performance information, specifically whether any discretion was exercised regarding which securities were included or excluded from the computation and whether the criteria for selecting securities for the backtested performance was the same criteria used to select securities in the Index currently.

RESPONSE: Disclosure has been added indicating that the historical Index values were calculated on a total return basis. The computation methodology used to compute the backtested performance is the same as the computation methodology that is being used to compute the performance for the Index.

The securities included in the backtested performance computation were selected based on the methodology used to select securities and compute the current Index performance. The historical Index values are designed to reflect the performance of what would have been the actual components of the Index at the time. All securities within the Dow Jones database meeting the required criteria for inclusion according to the methodology were included; no discretion was exercised in the selection outside of applying the criteria. This criteria is the same criteria currently used to select securities for the Index, as described in the "What are the Fund's principal investment strategies?" section of the Prospectus.

     4. In the section "Performance of the Dow Jones Wilshire Global Real Estate Securities Index", clarify why the inception date of the Index is shown as December 31, 1992, when the disclosure indicates that the Index was not calculated prior to March 21, 2006.

RESPONSE: December 31, 1992 is the inception date of the backtested performance information. Since the backtested Index performance is not shown for the period since the inception of the Index, we have removed this reference to the December 31, 1992 inception date to prevent any such confusion.

                       STATEMENT OF ADDITIONAL INFORMATION
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     5. If the Fund is a diversified fund, revise the Fund's fundamental polices to include a diversification policy.

RESPONSE: The Fund is a diversified fund and the fundamental policies have been revised to include a diversification policy.

     6. Disclose whether the Fund has appointed an anti-money laundering official as required by the USA Patriot Act.

RESPONSE: The following disclosure will be added to the table in the "Management of the Trust" section of the SAI:

                                                                                                                    NUMBER OF
                                                                                                                   PORTFOLIOS
                                                                                                                     IN FUND
                                                     POSITION(S)              PRINCIPAL OCCUPATION(S) DURING         COMPLEX
                                 LENGTH OF           HELD WITH               PAST 5 YEARS AND DIRECTORSHIPS OF      OVERSEEN
NAME, ADDRESS AND AGE            TIME SERVED         TRUST                          PUBLIC COMPANIES**             BY TRUSTEE
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EXECUTIVE OFFICERS:

Craig J. Hunt (age 37)           Since June 2002     Assistant Vice          Vice President/Director of Transfer
225 Pictoria Drive, Suite 450                        President / AML         Agent and Shareholder Services of
Cincinnati, Ohio 45246                               Compliance Officer      Ultimus Fund Solutions, LLC and
                                                                             Ultimus Fund Distributors, LLC

     7. Please disclose the compensation of the Fund's portfolio managers in accordance with Item 15(b) of the Instructions to Form N-1A.

RESPONSE: The following disclosure has been added to the SAI under the sub-heading "Compensation":

The Sub-Adviser's reward program is intended to enable the firm to effectively attract and retain talented people. The Sub-Adviser's compensation philosophy recognizes that:
     - The Sub-Adviser's success is market-driven. The firm's total reward package (salary, incentives, equity, benefits, and perquisites) targets market practices and is driven by both company and individual performance.

     - The Sub-Adviser's reward program seeks to recognize and preserve the firm's unique culture and team orientation.

     -    The Sub-Adviser recognizes and rewards outstanding performance.

     - The Sub-Adviser promotes executive employee ownership to connect employees directly to the company's success.

     - The Sub-Adviser uses reward to reinforce mission, vision, and business strategy. All employees are eligible to share in the success of the Sub-Adviser.

Finally, the Sub-Adviser's employee compensation package consists of the following:
     o    Base salary
     o    Performance  bonus  (incentive  pool)
     o Equity ownership (offered to certain eligible senior investment professionals)

The specific compensation of the Sub-Adviser's investment professionals, including Mr. Rogers and Mr. Sensoy, is based on a number of factors. The first factor considered is external market. Through an extensive compensation survey process, SSgA Funds Management, Inc. ("SSgA"), an entity affiliated with the Sub-Adviser, seeks to understand what its competitors are paying people to perform similar roles. This data is then used to determine a competitive baseline in the areas of base pay, bonus, and long term incentive (i.e., equity). The second factor taken into consideration is the size of the pool available for this compensation. SSgA is a part of State Street Corporation, and therefore works within its corporate environment on determining the overall level of its incentive compensation pool. Once determined, this pool is then allocated to the various locations and departments of SSgA and the Sub-Adviser. The determination of the allocation amounts to these locations and departments is influenced by the competitive market data, as well as the overall performance of the group. The pool is then allocated to individual employees based on their individual performance. There is no fixed formula for determining these amounts, nor is anyone's compensation directly tied to the investment performance or asset value of a product or strategy. The same process is followed in determining incentive equity allocations.

     8. Please update the disclosure for "Other Accounts Managed" by the portfolio managers to the most recent practicable date.

RESPONSE: The disclosure has been updated to reflect accounts managed as of September 30, 2006, as follows:

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                                                                                                                  Total Assets of
                                                                                            Number of Accounts    Accounts Managed
                                                                          Total Assets of      Managed with       with Advisory Fee
    Name of                                     Total Number of Other     Other Accounts    Advisory Fee Based         Based on
Portfolio Manager   Type of Accounts               Accounts Managed          Managed          on Performance         Performance
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Amos J. Rogers III  Registered Investment Companies:      2              $  1.4 billion              0                $     0
                    Other Pooled Investment Vehicles:     6              $  1.8 billion              0                $     0
                    Other Accounts:                      43              $  1.9 billion              0                $     0


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Murat Sensoy        Registered Investment Companies:      2              $  1.4 billion              0                $     0
                    Other Pooled Investment Vehicles:     6              $  1.8 billion              0                $     0
                    Other Accounts:                      43              $  1.9 billion              0                $     0

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     We acknowledge that:

o the Fund is responsible for the adequacy and accuracy of the disclosure in Fund filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your comments. Please contact Tina H. Bloom at 513/587-3418 if you have any questions.


Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary